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                                                               Exhibit 12.2

                  UAL Corporation and Subsidiary Companies

              Computation of Ratio of Earnings to Fixed Charges

                  and Preferred Stock Dividend Requirements


                                        Three Months Ended
                                             March 31
                                         1995        1994
                                           (In Millions)
Earnings:

  Earnings (loss) before income taxes  $     6     $  (108)
  Fixed charges, from below                310         270
  Undistributed earnings of affiliates     (14)         -
  Interest capitalized                     (12)        (10)

    Earnings                           $   290     $   152


Fixed charges:

  Interest expense                     $   102     $    83

  Preferred stock dividend
    requirements                            28          14

  Portion of rental expense
    representative of the
    interest factor                        180         173

      Fixed charges and preferred
        stock dividend requirements    $   310     $   270

Ratio of earnings to fixed charges
  and preferred stock dividend
  requirements                             (a)         (a)



(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $20 million in the first quarter of 1995 and $118 million in the first quarter of 1994.

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